Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Third Quarter, Fiscal 2025

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Jan. 15, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the third quarter of fiscal 2025 ended December 31, 2024 ("Q3 Fiscal 2025"). Silvercorp expects to release its Q3 Fiscal 2025 unaudited financial results on Tuesday, February 11, 2025, after market close.

Q3 Fiscal 2025 Operational Results

  Record revenue of approximately $83.6 million, an increase of 43% over the same quarter last year ("Q3 Fiscal 2024");
  Ore mined of 383,543 tonnes, up 11% over Q3 Fiscal 2024;
  Ore milled of 361,810 tonnes, up 16% over Q3 Fiscal 2024;
  Silver production of 1.9 million ounces, an increase of 16% over Q3 Fiscal 2024; silver equivalent (only silver and gold)i production of approximately 2.1 million ounces, compared to 1.8 million ounces in Q3 Fiscal 2024;
  Lead production of approximately 17.1 million pounds, an increase of 2% over Q3 Fiscal 2024;
  Zinc production of approximately 6.7 million pounds, a decrease of 10% over Q3 Fiscal 2024; and
  Inventory stockpile ores at the Ying Mining District of approximately 145 thousand tonnes will be processed during the Chinese New Year holidays in the fourth quarter.

Consolidated Operational Results for the Three Months Ended December 31, 2024 and 2023

	Q3 Fiscal 2025			Q3 Fiscal 2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Mined (tonnes)	297,246	86,297	383,543	245,606	99,667	345,273
Ore Milled (tonnes)
Gold ore	21,912	—	21,912	12,726	—	12,726
Silver ore	255,783	84,115	339,898	201,475	98,299	299,774
	277,695	84,115	361,810	214,201	98,299	312,500
Head Grades
Silver (grams/tonne)	214	77		235	68
Lead (%)	2.7	1.1		3.5	1.1
Zinc (%)	0.5	2.7		0.7	2.7

Recovery Rates
Silver (%)	94.7	82.8		94.9	80.3
Lead (%)	94.0	90.3		94.8	90.9
Zinc (%)	68.9	90.3		71.4	90.1

Metal Production
Gold (ounces)	2,056	—	2,056	1,342	—	1,342
Silver (in thousands of ounces)	1,778	168	1,946	1,511	173	1,684
Silver equivalent (in thousands of ounces)	1,951	168	2,119	1,622	173	1,795
Lead (in thousands of pounds)	15,234	1,853	17,087	14,552	2,211	16,763
Zinc (in thousands of pounds)	2,250	4,418	6,668	2,153	5,251	7,404

Metals Sold
Gold (ounces)	1,875	—	1,875	1,342	—	1,342
Silver (in thousands of ounces)	1,788	163	1,951	1,536	167	1,703
Lead (in thousands of pounds)	15,209	1,863	17,072	14,194	2,054	16,248
Zinc (in thousands of pounds)	2,203	4,402	6,605	2,215	5,105	7,320

At the Ying Mining District, a total of 297,246 tonnes of ore were mined in Q3 Fiscal 2025, up 21% over Q3 Fiscal 2024, and 277,695 tonnes of ore were milled, up 30% over Q3 Fiscal 2024. Approximately 1.8 million ounces of silver, 2,056 ounces of gold, 2.0 million ounces of silver equivalent, 15.2 million pounds of lead, and 2.3 million pounds of zinc were produced, representing production increases of 53%, 18%, 20%, 5%, and 5%, respectively, in gold, silver, silver equivalent, lead and zinc over Q3 Fiscal 2024. Inventory stockpile ores at the Ying Mining District of approximately 145 thousand tonnes will be processed during the Chinese New Year holidays in the fourth quarter as the 1,500 tonnes per day mill expansion has been in operation since November 2024.

At the GC Mine, 86,297 tonnes of ore were mined, down 13% over Q3 Fiscal 2024, and 84,115 tonnes of ore were milled, down 14% over Q3 Fiscal 2024. Approximately 168 thousand ounces of silver, 1.9 million pounds of lead, and 4.4 million pounds of zinc were produced, representing decreases of 3%, 16% and 16%, respectively, in silver, lead and zinc over Q3 Fiscal 2024.

Consolidated Operational Results for the Nine Months Ended December 31, 2024 and 2023

	Nine monthes ended December 31, 2024			Nine months ended December 31, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Production Data
Ore Mined (tonnes)	825,371	263,459	1,088,830	679,990	241,968	921,958
Ore Milled (tonnes)
Gold ore	47,463	—	47,463	36,419	—	36,419
Silver ore	661,972	257,276	919,248	599,459	232,824	832,283
	709,435	257,276	966,711	635,878	232,824	868,702
Head Grades
Silver (grams/tonne)	228	67		241	72
Lead (%)	2.9	0.9		3.5	1.2
Zinc (%)	0.6	2.5		0.7	2.7

Recovery Rates
Silver (%)	94.8	83.0		95.0	81.8
Lead (%)	94.1	89.6		95.1	90.7
Zinc (%)	70.6	90.3		70.7	90.2

Metal Production
Gold (ounces)	4,385	—	4,385	5,352	—	5,352
Silver (in thousands of ounces)	4,868	450	5,318	4,614	440	5,054
Silver equivalent (in thousands of ounces)	5,222	450	5,672	5,080	440	5,520
Lead (in thousands of pounds)	41,284	4,624	45,908	44,952	5,692	50,644
Zinc (in thousands of pounds)	6,513	12,400	18,913	6,463	12,363	18,826

Metals Sold
Gold (ounces)	4,112	—	4,112	5,352	—	5,352
Silver (in thousands of ounces)	4,883	448	5,331	4,665	431	5,096
Lead (in thousands of pounds)	41,308	4,685	45,993	43,471	5,282	48,753
Zinc (in thousands of pounds)	6,514	12,467	18,981	6,510	12,308	18,818

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the processing of ore stockpiles and timing of release the Company's Q3 Fiscal 2025 unaudited financial results. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.;  and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein. A comprehensive discussion of other risks that impact Silvercorp can also be found in our public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

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CNW 08:00e 15-JAN-25